Exhibit 23 Consent of Independent Registered Public Accounting Firm The Board of Directors of TCF Financial Corporation and The Plan Sponsor and Plan Administrator of the TCF 401K Plan: We consent to the incorporation by reference in the registration statement Nos. 333-205796, 333-184676, 333- 168893, 333-154929, 333-146741, 333-113748 and 333-72394 on Form S-8 of TCF Financial Corporation of our report dated June 27, 2017, with respect to the statements of net assets available for plan benefits of the TCF 401K Plan as of December 31, 2016 and 2015, the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2016, schedule of assets (held at end of year) as of December 31, 2016 and schedule of reportable transactions for the year then ended December 31, 2016, which report appears in the December 31, 2016 annual report on Form 11-K of the TCF 401K Plan. /s/ KPMG LLP Minneapolis, Minnesota June 27, 2017